Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three months ended March 31, 2023, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our First Quarter 2023 Interim Condensed Consolidated Financial Statements (First Quarter 2023 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2022 Annual MD&A; our 2022 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2022 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at April 25, 2023 and was approved by RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2023, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2022 or as at December 31, 2022, as applicable, unless otherwise indicated.

Trademarks in this MD&A are owned or used under licence by Rogers Communications Inc. or an affiliate. This MD&A also includes trademarks of other parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2023 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	1	First Quarter 2023

Where to find it

2	Shaw Transaction	24	Financial Risk Management
3	Financial Guidance	27	Commitments and Contractual Obligations
4	Operating Environment and Strategic Highlights	28	Regulatory Developments
5	Quarterly Financial Highlights	29	Updates to Risks and Uncertainties
6	Summary of Consolidated Financial Results	30	Material Accounting Policies and Estimates
7	Results of our Reportable Segments	31	Key Performance Indicators
13	Review of Consolidated Performance	32	Non-GAAP and Other Financial Measures
15	Managing our Liquidity and Financial Resources	35	Other Information
20	Overview of Financial Position	37	About Forward-Looking Information
21	Financial Condition

Shaw Transaction

On April 3, 2023, after receiving all required regulatory approvals and after the Freedom Transaction (as defined below) closed, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) of Shaw Communications Inc. (Shaw) (Shaw Transaction) for preliminary consideration of approximately $20.3 billion, consisting of:
•$18.9 billion of cash (consisting of $12.9 billion of cash and restricted cash and $6 billion borrowed from our $6 billion non-revolving term loan facility); and
•$1.4 billion through the issuance of 23.6 million RCI Class B Non-Voting common shares (based on the opening share price of Rogers Class B Non-Voting Shares on April 3, 2023 of $61.33).
The Shaw Transaction was implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta).

On April 3, 2023, immediately prior to the closing of the Shaw Transaction, Shaw completed the sale of all of the outstanding shares of Freedom Mobile Inc. (Freedom), a subsidiary of Shaw, to Videotron Ltd. (Videotron), a subsidiary of Quebecor Inc. (Quebecor) (Freedom Transaction). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among Rogers, Shaw, Quebecor, and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The purchase price payable by Quebecor to Shaw under this agreement was $2.85 billion as adjusted pursuant to the terms of the divestiture agreement. In connection with the closing of the Freedom Transaction, Rogers entered into long-term commercial arrangements with Freedom, Videotron and/or Quebecor under which Rogers (or its subsidiaries) will provide to Quebecor (or its subsidiaries) certain services, including:
•continued access to Shaw's business "Go WiFi" hotspots for Freedom Mobile subscribers;
•roaming services on an incidental, non-permanent basis;
•wholesale mobile virtual network operator access services;
•third-party Internet access services; and
•certain backhaul, backbone, and other transport services.

Rogers and Quebecor will also provide each other with customary transition services as necessary to facilitate (i) the operation of Freedom's business for a period of time post-closing and (ii) the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The Freedom Transaction did not include the sale of Shaw Mobile-branded wireless subscribers; accordingly, these wireless subscribers remained with the Shaw business acquired by Rogers.

On April 3, 2023, following the completion of the Shaw Transaction, Shaw Communications Inc. was amalgamated with RCI. As a result of this amalgamation, RCI became the issuer and assumed all of Shaw's obligations under the indenture governing Shaw's outstanding senior notes with a total principal amount of $4.5 billion as at April 3, 2023. In connection with the Shaw Transaction, RCCI provided a guarantee for Shaw's payment obligations under those senior notes.

Regulatory approval
On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Freedom Transaction closed on April 3, 2023.

As part of the regulatory approval process, we have agreed to certain legally enforceable undertakings with Innovation, Science and Economic Development Canada (ISED Canada), each of which is detailed in "Regulatory Developments". We will report on our progress towards each of these undertakings every year until such

Rogers Communications Inc.	2	First Quarter 2023

commitments have been met or for up to ten years after the closing date of the Shaw Transaction, whichever is earlier, including through a report that will be posted publicly on our website. If any material element of any of the above commitments is not met, we could be liable to pay ISED $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date of the Shaw Transaction.

The acquired Shaw business
The Shaw business we acquired provides cable telecommunications, satellite video services, and data networking to residential customers, businesses, and public-sector entities in British Columbia, Alberta, Saskatchewan, and Manitoba (Western Canada). Shaw's primary products, along with the respective approximate subscriber bases as at April 3, 2023, include Internet (through Fibre+; 2 million subscribers), Video (through Total TV and Shaw Direct satellite; 1.2 million and 0.5 million subscribers, respectively), home phone services (0.9 million subscribers), and Wireless services (through Shaw Mobile to consumers in British Columbia and Alberta; 0.5 million subscribers). This excludes the Freedom Mobile business, which we did not acquire.

The combined Rogers and Shaw has the scale, assets, and capabilities needed to deliver unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. The combination will also accelerate the delivery of critical 5G service across Western Canada, from rural areas to dense cities, more quickly than either company could achieve on its own, by bringing together the expertise and assets of both companies.

Within the time frame required by applicable securities laws, we will file a business acquisition report in respect of the Shaw Transaction that will contain historical annual and interim financial statements for Shaw prior to its acquisition and pro forma financial statements that give effect to the Shaw Transaction.

Financial Guidance

On March 31, 2023, we issued a press release with an update to our consolidated guidance ranges for full-year 2023 financial metrics originally provided on February 2, 2023 to incorporate the impact of the Shaw Transaction. The press release can be found at www.sedar.com. The updated 2023 guidance ranges presented below are the same as were disclosed in that press release.

	2022	Initial 2023			Updated 2023
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1,2]

Total service revenue	13,305	Increase of 4%	to	7%	Increase of 26%	to	increase of 30%
Adjusted EBITDA [3]	6,393	Increase of 5%	to	8%	Increase of 31%	to	increase of 35%
Capital expenditures [4,5]	3,075	3,100	to	3,300	3,700	to	3,900
Free cash flow [3,5]	1,773	2,000	to	2,200	2,000	to	2,200
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2022 results.
2    Guidance ranges presented include the results of the acquired Shaw business from and after the closing on April 3, 2023.
3 Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about each of these measures.
4    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
5    The initial guidance ranges provided on February 2, 2023 for capital expenditures and free cash flow excluded capital expenditures on integration-related activities in preparation for the Shaw Transaction closing and, in the case of free cash flow, the effect of the Shaw senior note financing (as defined in "Managing our Liquidity and Financial Resources"). Our 2022 actual and our updated 2023 guidance ranges include the capital expenditures on integration-related activities for the full year and net interest on the Shaw senior note financing.

The above table outlines guidance ranges for selected full-year 2023 consolidated financial metrics giving effect to the completion of the Shaw Transaction as of April 3, 2023. These guidance ranges take into consideration our current outlook and the 2022 results of each of Rogers and Shaw. The purpose of this guidance is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2023 financial results for evaluating the performance of our business including the completion of the Shaw Transaction. Our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this MD&A (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2023 guidance") and in our 2022 Annual MD&A and the related disclosure and information about various economic, competitive, legal, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Rogers Communications Inc.	3	First Quarter 2023

Operating Environment and Strategic Highlights

As a result of increasing inflation and the Bank of Canada's strategy for addressing that increase, some economists are forecasting Canada, along with other global economies, may enter a mild recession in mid-2023. We remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to maintain our long-term focus on growth and doing the right thing for our customers.

Our five objectives guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Continued to expand Canada's largest 5G network as at March 31, 2023, reaching over 2,000 communities across the country.
•Continued to expand wireless coverage along five remote highways in British Columbia to improve connectivity and safety, in partnership with the BC government.
•Announced a partnership with Microsoft for a private preview of Azure Programmable Connectivity to offer unique, scalable capabilities for developers to build innovative 5G applications.
•Introduced 4G Data, Talk, and Text plans on chatr so customers can enjoy a more reliable prepaid network experience.

Deliver easy to use, reliable products and services
•Introduced Ignite Grab and Go in our field sales channel across our Cable footprint in Ontario, New Brunswick, and Newfoundland to provide customers with same-day door-to-door equipment activations.
•Launched Ignite TV as a standalone service so customers can take advantage of the ultimate entertainment experience.

Be the first choice for Canadians
•Hired over 1,100 frontline team members as part of our investments to improve the customer experience.
•Launched digital capabilities that allow agents to track wireless inventory, improving accuracy of information for customers making purchases.
•Welcomed and activated mobile services for over 24,000 newcomers, including at the Montreal, Calgary, and Toronto airports.
•Drove the largest year-over-year increase in audience growth of any conventional TV broadcaster in full-day share in the Winter 2023 broadcast season for Citytv.

Be a strong national company investing in Canada
•Received the final regulatory approval necessary from the federal government to complete the historic Shaw Transaction, creating one national cable, media, and wireless company.
•Announced our commitment to a science-based net-zero GHG emissions for 2050 and near-term target to reduce emissions by 50% by 2030, from our base year of 2019, with the Science Based Targets initiative.
•As Jays Care Foundation's largest funding partner, we donated $1 million to help support their 2023 programming that will help the next generation achieve their highest potential by having access to sports.
•Continued our commitment to 100% Canada-based customer service teams by announcing the repatriation of hundreds of Shaw customer service jobs to Canada by September 2023.

Be the growth leader in our industry
•Generated total service revenue of $3,314 million, up 4%; adjusted EBITDA of $1,651 million, up 7%; and net income of $511 million, up 30%.
•Attracted 95,000 net postpaid mobile phone subscribers, up from 66,000 last year.
•Generated free cash flow of $370 million and generated cash provided by operating activities of $453 million.

Rogers Communications Inc.	4	First Quarter 2023

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 6% and 4%, respectively, this quarter, driven primarily by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 7% this quarter, primarily as a result of higher roaming revenue associated with increased travel, and a larger postpaid mobile phone subscriber base. Wireless equipment revenue increased by 22%, primarily as a result of higher device upgrades by existing customers, and a continued shift in the product mix towards higher-value devices.

Cable service revenue decreased by 2% this quarter, primarily as a result of increased competitive promotional activity, lower Video and Home Phone revenue, and declines in our Home Phone and Smart Home Monitoring subscriber bases, partially offset by an increase in our retail Internet subscriber base and the movement of retail Internet customers to higher speed tiers in our Ignite Internet offerings.

Media revenue increased by 5% this quarter primarily as a result of higher advertising revenue and higher Toronto Blue Jays revenue, partially offset by lower Today's Shopping Choice revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 7% this quarter and our adjusted EBITDA margin increased by 60 basis points primarily due to increases in Wireless and Media adjusted EBITDA.

Wireless adjusted EBITDA increased by 9%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA service margin of 64.2%.

Cable adjusted EBITDA increased by 1%, primarily as a result of lower operating expenses due to recognized cost efficiencies. This gave rise to an adjusted EBITDA margin of 54.8%.

Media adjusted EBITDA increased by $28 million this quarter, primarily due to higher revenue as discussed above and lower Toronto Blue Jays player payroll as a result of the impact of player trades in prior year; partially offset by higher programming, production, and other operating costs in line with increased revenue.

Net income and adjusted net income
Net income and adjusted net income increased by 30% and 20%, respectively, this quarter, primarily as a result of higher adjusted EBITDA, partially offset by higher income taxes and higher finance costs attributable to the Shaw senior note financing. Net income was also impacted by lower restructuring, acquisition and other costs this quarter.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $453 million (2022 - $813 million), down 44%, as a result of a higher investment in net operating assets and higher interest paid, partially offset by higher adjusted EBITDA. We also generated free cash flow of $370 million (2022 - $515 million), down 28%, primarily as a result of higher capital expenditures, partially offset by higher adjusted EBITDA.

As at March 31, 2023, we had $3.3 billion of available liquidity1 (December 31, 2022 - $4.9 billion), including $0.6 billion in cash and cash equivalents and a combined $2.8 billion available under our bank credit facilities. We also held $12.8 billion in restricted cash and cash equivalents that was used to partially fund the cash consideration of the Shaw Transaction (see "Managing our Liquidity and Financial Resources").

We also returned $253 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on April 25, 2023.

1    Available liquidity is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	5	First Quarter 2023

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2023	2022	% Chg

Revenue
Wireless	2,346	2,140	10
Cable	1,017	1,036	(2)
Media	505	482	5
Corporate items and intercompany eliminations	(33)	(39)	(15)
Revenue	3,835	3,619	6
Total service revenue [1]	3,314	3,196	4

Adjusted EBITDA
Wireless	1,179	1,085	9
Cable	557	551	1
Media	(38)	(66)	(42)
Corporate items and intercompany eliminations	(47)	(31)	52
Adjusted EBITDA	1,651	1,539	7
Adjusted EBITDA margin [2]	43.1%	42.5%	0.6	pts

Net income	511	392	30
Basic earnings per share	$1.01	$0.78	29
Diluted earnings per share	$1.00	$0.77	30

Adjusted net income [2]	553	462	20
Adjusted basic earnings per share [2]	$1.10	$0.91	21
Adjusted diluted earnings per share [2]	$1.09	$0.91	20

Capital expenditures	892	649	37
Cash provided by operating activities	453	813	(44)
Free cash flow	370	515	(28)
Free cash flow excluding Shaw financing [2]	363	543	(33)
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share are non-GAAP ratios. Adjusted net income and free cash flow excluding Shaw financing are non-GAAP financial measures; adjusted net income is a component of adjusted basic and adjusted diluted earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	6	First Quarter 2023

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2023	2022	% Chg

Revenue
Service revenue	1,836	1,723	7
Equipment revenue	510	417	22
Revenue	2,346	2,140	10

Operating expenses
Cost of equipment	508	426	19
Other operating expenses	659	629	5
Operating expenses	1,167	1,055	11

Adjusted EBITDA	1,179	1,085	9

Adjusted EBITDA service margin [1]	64.2%	63.0%	1.2	pts
Adjusted EBITDA margin [2]	50.3%	50.7%	(0.4	pts)
Capital expenditures	452	337	34
1    Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn and mobile phone ARPU)	2023	2022	Chg

Postpaid mobile phone
Gross additions	318	254	64
Net additions	95	66	29
Total postpaid mobile phone subscribers [2]	9,487	8,913	574
Churn (monthly)	0.79%	0.71%	0.08	pts
Prepaid mobile phone
Gross additions	217	151	66
Net losses	(8)	(16)	8
Total prepaid mobile phone subscribers [2]	1,247	1,150	97
Churn (monthly)	5.96%	4.82%	1.14	pts
Mobile phone ARPU (monthly) [3]	$57.26	$57.25	$0.01
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 7% increase in service revenue this quarter was primarily a result of:
•higher roaming revenue associated with increased travel; and
•a larger mobile phone subscriber base.

The increase in postpaid gross and net additions this quarter was a result of strong operating performance, an increase in market activity by Canadians, and increasing immigration levels.

Rogers Communications Inc.	7	First Quarter 2023

Equipment revenue
The 22% increase in equipment revenue this quarter was a result of:
•higher device upgrades by existing customers;
•a continued shift in the product mix towards higher-value devices; and
•an increase in new subscribers purchasing devices; partially offset by
•increased promotional activity.

Operating expenses
Cost of equipment
The 19% increase in the cost of equipment this quarter was a result of the equipment revenue changes discussed above.

Other operating expenses
The 5% increase in other operating expenses this quarter was primarily a result of higher costs associated with the increased revenue, which included increased roaming and commissions.

Adjusted EBITDA
The 9% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	First Quarter 2023

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2023	2022	% Chg

Revenue
Service revenue	1,006	1,030	(2)
Equipment revenue	11	6	83
Revenue	1,017	1,036	(2)

Operating expenses	460	485	(5)

Adjusted EBITDA	557	551	1

Adjusted EBITDA margin	54.8%	53.2%	1.6	pts
Capital expenditures	319	256	25

Cable Subscriber Results 1

	Three months ended March 31
(In thousands, except ARPA and penetration)	2023	2022	Chg

Homes passed [2]	4,829	4,728	101
Customer relationships
Net additions	1	5	(4)
Total customer relationships [2]	2,591	2,589	2
ARPA (monthly) [3]	$129.58	$132.87	($3.29)

Penetration [2]	53.7%	54.8%	(1.1	pts)

Retail Internet
Net additions	14	13	1
Total retail Internet subscribers [2]	2,298	2,245	53
Video
Net (losses) additions	(8)	14	(22)
Total Video subscribers [2]	1,517	1,507	10
Smart Home Monitoring
Net losses	(5)	(4)	(1)
Total Smart Home Monitoring subscribers [2]	96	109	(13)
Home Phone
Net losses	(13)	(22)	9
Total Home Phone subscribers [2]	823	890	(67)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 2% decrease in service revenue this quarter was a result of:
•increased competitive promotional activity;
•lower Video and Home Phone revenue; and
•declines in our Home Phone and Smart Home Monitoring subscriber bases; partially offset by
•an increase in our retail Internet subscriber base and the movement of retail Internet customers to higher speed tiers in our Ignite Internet offerings.

The lower ARPA this quarter was a result of increased competitive promotional activity.

Operating expenses
The 5% decrease in operating expenses this quarter was primarily a result of cost efficiencies.

Rogers Communications Inc.	9	First Quarter 2023

Adjusted EBITDA
The 1% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	10	First Quarter 2023

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2023	2022	% Chg

Revenue	505	482	5
Operating expenses	543	548	(1)

Adjusted EBITDA	(38)	(66)	(42)

Adjusted EBITDA margin	(7.5)%	(13.7)%	6.2	pts
Capital expenditures	61	22	177

Revenue
The 5% increase in revenue this quarter was a result of:
•higher advertising revenue across all divisions; and
•higher Toronto Blue Jays revenue; partially offset by
•lower Today's Shopping Choice revenue.

Operating expenses
The 1% decrease in operating expenses this quarter was a result of:
•lower Toronto Blue Jays player payroll as a result of the impact of player trades in the prior year; and
•lower Today's Shopping Choice costs in line with lower revenue; partially offset by
•higher programming costs; and
•higher production and other operating costs in line with increased revenue.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	First Quarter 2023

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2023	2022	% Chg

Wireless	452	337	34
Cable	319	256	25
Media	61	22	177
Corporate	60	34	76

Capital expenditures [1]	892	649	37

Capital intensity [2]	23.3%	17.9%	5.4	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we expect to spend more on our wireless and wireline networks this year than we have in the past several years. This year, we will continue to roll out our 5G network (the largest 5G network in Canada as at March 31, 2023) across the country, including our commitment of expanding the coverage across Western Canada. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we will expand our network footprint to reach more homes and businesses, including to rural, remote, and Indigenous communities. We continue to direct capital expenditures to strengthen the resilience of our networks and make significant investments to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The increase in capital expenditures in Wireless this quarter was a result of investments made to upgrade and expand our wireless network. The ongoing deployment of 3500 MHz spectrum substantially augments the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The increase in capital expenditures in Cable this quarter reflects continued investments in, and expansion of, our infrastructure, including additional fibre deployments to increase our FTTH distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more consistent customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, to offer increased network resilience and stability along with faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter was primarily a result of higher Toronto Blue Jays stadium infrastructure expenditures to complete the first phase of new fan experience renovations at the Rogers Centre.

Corporate
The increase in corporate capital expenditures this quarter was a result of higher investments in our corporate information technology infrastructure.

Capital intensity
Capital intensity increased this quarter as a result of higher capital expenditures, as noted above, partially offset by higher revenue.

Rogers Communications Inc.	12	First Quarter 2023

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2023	2022	% Chg

Adjusted EBITDA	1,651	1,539	7
Deduct (add):
Depreciation and amortization	631	646	(2)
Restructuring, acquisition and other	55	96	(43)
Finance costs	296	258	15
Other income	(27)	(6)	n/m
Income tax expense	185	153	21

Net income	511	392	30
n/m - not meaningful

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2023	2022	% Chg

Depreciation of property, plant and equipment	557	577	(3)
Depreciation of right-of-use assets	68	64	6
Amortization	6	5	20

Total depreciation and amortization	631	646	(2)

Restructuring, acquisition and other
This quarter, we incurred $55 million (2022 - $96 million) in restructuring, acquisition and other expenses, which included $33 million (2022 - $59 million) of incremental costs supporting acquisition and integration activities related to the Shaw Transaction. The remaining costs in 2022 and 2023 were primarily severance costs associated with the targeted restructuring of our employee base.

Finance costs

	Three months ended March 31
(In millions of dollars)	2023	2022	% Chg

Interest on borrowings	254	214	19
Interest on Shaw senior note financing	139	31	n/m

Total interest on borrowings [1]	393	245	60
Interest earned on restricted cash and cash equivalents	(146)	(3)	n/m

Interest on borrowings, net	247	242	2
Interest on lease liabilities	23	19	21
Interest on post-employment benefits liability	(2)	—	—
Loss (gain) on foreign exchange	14	(50)	n/m
Change in fair value of derivative instruments	(11)	49	n/m
Capitalized interest	(8)	(7)	14
Deferred transaction costs and other	33	5	n/m

Total finance costs	296	258	15
1    Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Rogers Communications Inc.	13	First Quarter 2023

The 2% increase in net interest on borrowings this quarter was primarily a result of new debt issued in the last year, primarily associated with the completion of our long-term financing for the Shaw Transaction and to fund certain debt maturities, including:
•the issuance of US$750 million subordinated notes in February 2022;
•the issuance of $4.25 billion and US$7.05 billion senior notes in March 2022; and
•higher interest on short-term borrowings due to the increase in borrowings and rising interest rates; partially offset by
•higher interest earned on restricted cash and cash equivalents.

Income tax expense

	Three months ended March 31
(In millions of dollars, except tax rates)	2023	2022

Statutory income tax rate	26.5%	26.5%
Income before income tax expense	696	545
Computed income tax expense	184	144
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	6	9
Non-(taxable) deductible portion of equity (income) losses	(4)	2
Non-taxable income from security investments	(3)	(3)
Other items	2	1

Total income tax expense	185	153

Effective income tax rate	26.6%	28.1%
Cash income taxes paid	150	140

Cash income taxes paid increased this quarter primarily due to the timing of installment payments.

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2023	2022	% Chg

Net income	511	392	30
Basic earnings per share	$1.01	$0.78	29
Diluted earnings per share	$1.00	$0.77	30

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended March 31
(In millions of dollars, except per share amounts)	2023	2022	% Chg

Adjusted EBITDA	1,651	1,539	7
Deduct:
Depreciation and amortization	631	646	(2)
Finance costs	296	258	15
Other income	(27)	(6)	n/m
Income tax expense [1]	198	179	11

Adjusted net income	553	462	20

Adjusted basic earnings per share	$1.10	$0.91	21
Adjusted diluted earnings per share	$1.09	$0.91	20
1    Income tax expense excludes recoveries of $13 million (2022 - recoveries of $26 million) for the three months ended March 31, 2023 related to the income tax impact for adjusted items.

Rogers Communications Inc.	14	First Quarter 2023

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended March 31
(In millions of dollars)	2023	2022
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,630	1,488
Change in net operating assets and liabilities	(704)	(321)
Income taxes paid	(150)	(140)
Interest paid, net	(323)	(214)

Cash provided by operating activities	453	813

Investing activities:
Capital expenditures	(892)	(649)
Additions to program rights	(25)	(12)
Changes in non-cash working capital related to capital expenditures and intangible assets	(38)	(172)
Acquisitions and other strategic transactions, net of cash acquired	—	(9)
Other	9	12

Cash used in investing activities	(946)	(830)

Financing activities:
Net proceeds received from short-term borrowings	1,342	503
Net (repayment) issuance of long-term debt	(388)	13,311
Net proceeds (payments) on settlement of debt derivatives and forward contracts	227	(74)
Transaction costs incurred	(264)	(169)
Principal payments of lease liabilities	(81)	(77)
Dividends paid	(253)	(252)

Cash provided by financing activities	583	13,242

Change in cash and cash equivalents and restricted cash and cash equivalents	90	13,225
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	13,300	715

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,390	13,940

Cash and cash equivalents	553	809
Restricted cash and cash equivalents	12,837	13,131

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,390	13,940

Operating activities
Cash provided by operating activities decreased this quarter, primarily as a result of a higher investment in net operating assets, mainly higher accounts receivable and financing receivable balances associated with an increase in revenue, and higher interest paid, partially offset by higher adjusted EBITDA.

Investing activities
Capital expenditures
During the quarter, we incurred $892 million on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Financing activities
During the quarter, we received net amounts of $917 million (2022 - received $13,571 million) on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Rogers Communications Inc.	15	First Quarter 2023

In April 2023, we utilized a portion of the cash acquired from closing the Shaw Transaction to repay $1.45 billion in outstanding debt, including:
•US$220 million ($301 million) of borrowings under our revolving bank credit facilities;
•US$333 million ($453 million) of outstanding US commercial paper at maturity;
•$500 million of outstanding borrowings under our receivables securitization program; and
•$200 million of outstanding borrowings under Shaw's legacy accounts receivable securitization program, subsequent to which the program was terminated.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our short-term non-revolving credit facilities. Below is a summary of our short-term borrowings as at March 31, 2023 and December 31, 2022.

	As at March 31	As at December 31
(In millions of dollars)	2023	2022

Receivables securitization program	2,400	2,400
US commercial paper program (net of the discount on issuance)	922	214
Non-revolving credit facility borrowings (net of the discount on issuance)	1,001	371

Total short-term borrowings	4,323	2,985

The tables below summarize the activity relating to our short-term borrowings for the three months ended March 31, 2023 and 2022.

		Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			1,000
Net proceeds received from receivables securitization			—			1,000

Proceeds received from US commercial paper	1,174	1.362	1,599	2,074	1.263	2,620
Repayment of US commercial paper	(654)	1.350	(883)	(2,064)	1.265	(2,610)
Net proceeds received from US commercial paper			716			10

Proceeds received from non-revolving credit facilities (Cdn$)			375			495
Proceeds received from non-revolving credit facilities (US$)	738	1.344	992	—	—	—
Total proceeds received from non-revolving credit facilities			1,367			495

Repayment of non-revolving credit facilities (Cdn$)			(375)			(495)
Repayment of non-revolving credit facilities (US$)	(273)	1.341	(366)	(400)	1.268	(507)
Total repayment of non-revolving credit facilities			(741)			(1,002)

Net proceeds received from (repayment of) non-revolving credit facilities			626			(507)

Net proceeds received from short-term borrowings			1,342			503

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In January 2023, we borrowed US$273 million under our non-revolving facility maturing in January 2024. In February 2023, we borrowed US$186 million under the remaining facility, maturing in February 2024. As a result, we have fully drawn on the facilities. Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to $1 billion on the reissue dates.

Rogers Communications Inc.	16	First Quarter 2023

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2023 and 2022.

		Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	220	1.368	301	—	—	—
Total credit facility borrowings			301			—

Senior note issuances (Cdn$)			—			4,250
Senior note issuances (US$)	—	—	—	7,050	1.284	9,054
Total issuances of senior notes			—			13,304

Senior note repayments (US$)	(500)	1.378	(689)	(750)	1.259	(944)
Total senior notes repayments			(689)			(944)

Net (repayment) issuance of senior notes			(689)			12,360

Subordinated note issuances (US$)	—	—	—	750	1.268	951

Net (repayment) issuance of long-term debt			(388)			13,311

	Three months ended March 31
(In millions of dollars)	2023	2022

Long-term debt net of transaction costs, beginning of period	31,733	18,688
Net (repayment) issuance of long-term debt	(388)	13,311
Gain on foreign exchange	(8)	(415)
Deferred transaction costs incurred	(3)	(169)
Amortization of deferred transaction costs	30	5

Long-term debt net of transaction costs, end of period	31,364	31,420

In January 2023, we amended our revolving credit facility to extend the maturity date of the $3 billion tranche to January 2028, from April 2026, and the $1 billion tranche to January 2026, from April 2024.

In April 2023, we drew the maximum $6 billion on the term loan facility upon closing the Shaw Transaction, consisting of $2 billion from each of the three tranches. The three tranches mature on April 3, 2026, 2027, and 2028, respectively.

Rogers Communications Inc.	17	First Quarter 2023

Issuance of senior and subordinated notes and related debt derivatives
We did not issue senior or subordinated notes this quarter. Below is a summary of the senior and subordinated notes we issued during the three months ended March 31, 2022.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate			Upon issuance	Upon modification [3]

2022 issuances
February 11, 2022 (subordinated) [4]	US	750	2082	5.250%	At par	951	13	—
March 11, 2022 (senior) [5]	US	1,000	2025	2.950%	99.934%	1,283	9	50
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7	—
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13	82
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7	57
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27	165
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6	58
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20	95
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55	250
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12	62
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Accounted for as a modification of the respective financial liabilities. Reflects initial consent fee of $557 million incurred in September 2022 and additional consent fee of $262 million incurred in December 2022.
4    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.
5    The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.
In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$740 million ($938 million) from the issuance.

In March 2022, we issued $13.3 billion of senior notes, consisting of US$7.05 billion ($9.05 billion) and $4.25 billion (Shaw senior note financing), in order to partially finance the cash consideration for the Shaw Transaction (see "Shaw Transaction"). These senior notes (except the $1.25 billion senior notes due 2025) contained a "special mandatory redemption" provision (SMR notes), which initially required them to be redeemed at 101% of principal amount (plus accrued interest) if the Shaw Transaction was not consummated prior to December 31, 2022 (SMR outside date). In August 2022, we received consent from the note holders of the SMR notes, and paid an initial consent fee of $557 million (including directly attributable transaction costs), to extend the SMR outside date to December 31, 2023. Because the Shaw Transaction had not yet been consummated by December 31, 2022, and we had not become obligated to complete a special mandatory redemption, we were required to pay $262 million ($55 million and US$152 million) of additional consent fees to the holders of the SMR notes in January 2023.

Concurrent with the March 2022 senior note issuances, we terminated US$2 billion of interest rate swap derivatives, $500 million of bond forwards, and $2.3 billion of interest rate swap derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

Repayment of senior notes and related derivative settlements
In March 2023, we repaid the entire outstanding principal amount of our US$500 million 3.00% senior notes and the associated debt derivatives at maturity. As a result, we repaid $515 million, including receipt of $174 million received on settlement of the associated debt derivatives.

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

Rogers Communications Inc.	18	First Quarter 2023

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2023 and 2022. On April 25, 2023, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on July 5, 2023 to shareholders of record on June 9, 2023.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

February 1, 2023	March 10, 2023	April 3, 2023	0.50	252

January 26, 2022	March 10, 2022	April 1, 2022	0.50	252
April 19, 2022	June 10, 2022	July 4, 2022	0.50	253
July 26, 2022	September 9, 2022	October 3, 2022	0.50	253
November 8, 2022	December 9, 2022	January 3, 2023	0.50	253

Free cash flow

	Three months ended March 31
(In millions of dollars)	2023	2022	% Chg

Adjusted EBITDA	1,651	1,539	7
Deduct:
Capital expenditures [1]	892	649	37
Interest on borrowings, net and capitalized interest	239	235	2
Cash income taxes [2]	150	140	7

Free cash flow	370	515	(28)
Add (deduct):
Interest on Shaw senior note financing	139	31	n/m
Interest earned on restricted cash and cash equivalents	(146)	(3)	n/m

Free cash flow excluding Shaw financing	363	543	(33)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Free cash flow and free cash flow excluding Shaw financing both decreased this quarter, primarily as a result of higher capital expenditures, partially offset by higher adjusted EBITDA.

Rogers Communications Inc.	19	First Quarter 2023

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	March 31	December 31
(In millions of dollars)	2023	2022	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	553	463	90	19	See "Managing our Liquidity and Financial Resources".
Restricted cash and cash equivalents	12,837	12,837	—	—	n/m
Accounts receivable	4,137	4,184	(47)	(1)	Reflects business seasonality.
Inventories	555	438	117	27	Reflects an increase in Wireless handset inventories following the seasonal peak selling period in Q4.
Current portion of contract assets	117	111	6	5	n/m
Other current assets	727	561	166	30	Primarily reflects an increase in prepaid expenses related to our annual wireless spectrum licence fees.
Current portion of derivative instruments	445	689	(244)	(35)	Reflects the settlement of our debt derivatives related to our US$500 million senior notes in March 2023 and the settlement of debt derivatives related to our US$1 billion senior notes due 2025.
Total current assets	19,371	19,283	88	—

Property, plant and equipment	15,947	15,574	373	2	Primarily reflects capital expenditures and additions to right-of-use assets partially offset by depreciation expense.
Intangible assets	12,255	12,251	4	—	n/m
Investments	1,965	2,088	(123)	(6)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	929	861	68	8	Reflects the change in market values of debt derivatives as a result of changes in the Canadian and US interest rate environment.
Financing receivables	891	886	5	1	n/m
Other long-term assets	740	681	59	9	Primarily reflects an increase in pension assets due to employer pension contributions.
Goodwill	4,031	4,031	—	—	n/m

Total assets	56,129	55,655	474	1

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	4,323	2,985	1,338	45	Reflects increases in borrowings under our non-revolving credit facilities and in US CP borrowings.
Accounts payable and accrued liabilities	2,928	3,722	(794)	(21)	Reflects business seasonality and the payment of the additional consent fee on the SMR notes.
Income tax payable	59	—	59	—	Reflects an increase in taxes owed.
Other current liabilities	260	252	8	3	n/m
Contract liabilities	455	400	55	14	Primarily reflects an increase in customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	1,750	1,828	(78)	(4)	Reflects the repayment of US$500 million senior notes in March 2023, partially offset by the reclassification to current of our $600 million senior notes due March 2024.
Current portion of lease liabilities	372	362	10	3	n/m
Total current liabilities	10,147	9,549	598	6

Provisions	51	53	(2)	(4)	n/m
Long-term debt	29,614	29,905	(291)	(1)	Primarily reflects a reclassification to current of our $600 million senior notes due March 2024, partially offset by an increase in borrowings under our revolving credit facilities of US$220 million.
Lease liabilities	1,676	1,666	10	1	Reflects liabilities related to new leases.
Other long-term liabilities	684	738	(54)	(7)	Reflects the change in market values of debt derivatives as a result of changes in the Canadian and US interest rate environment.
Deferred tax liabilities	3,605	3,652	(47)	(1)	n/m
Total liabilities	45,777	45,563	214	—

Shareholders' equity	10,352	10,092	260	3	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	56,129	55,655	474	1

Rogers Communications Inc.	20	First Quarter 2023

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at March 31, 2023 and December 31, 2022.

As at March 31, 2023	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	553	—	—	—	553
Bank credit facilities [2]:
Revolving	4,000	298	8	930	2,764
Non-revolving	1,000	1,000	—	—	—
Outstanding letters of credit	61	—	61	—	—
Receivables securitization [2]	2,400	2,400	—	—	—

Total	8,014	3,698	69	930	3,317
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2022	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	463	—	—	—	463
Bank credit facilities [2]:
Revolving	4,000	—	8	215	3,777
Non-revolving	1,000	375	—	—	625
Outstanding letters of credit	75	—	75	—	—
Receivables securitization [2]	2,400	2,400	—	—	—

Total	7,938	2,775	83	215	4,865
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

In addition to the sources of available liquidity noted above, we held $1,067 million of securities in publicly traded companies as at March 31, 2023 (December 31, 2022 - $1,200 million).

Our restricted cash and cash equivalents are not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction. Our $6 billion term loan facility related to the Shaw Transaction is also not included in available liquidity as we could only draw on that facility to partially fund the Shaw Transaction. Our Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 4.56% as at March 31, 2023 (December 31, 2022 - 4.50%) and our weighted average term to maturity was 11.2 years (December 31, 2022 - 11.8 years). These figures reflect the expected repayment of our subordinated notes on the five-year anniversary.

Rogers Communications Inc.	21	First Quarter 2023

Adjusted net debt and debt leverage ratios
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and lease liabilities, net of cash and cash equivalents or bank advances, and restricted cash and cash equivalents. The adjusted net debt presented below does not include the additional $6 billion of debt borrowed subsequent to March 31, 2023 under the term loan facility to fund the consideration for the Shaw Transaction, the assumed Shaw debt and lease liabilities, or the cash and cash equivalents acquired upon closing the Shaw Transaction. The debt leverage ratio also does not include any adjusted EBITDA that will be contributed by the acquired Shaw business from the date of acquisition.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2023	2022

Long-term debt [1]	32,459	32,855
Subordinated notes adjustment [2]	(1,508)	(1,508)
Net debt derivative assets valued without any adjustment for credit risk [3]	(926)	(998)
Short-term borrowings	4,323	2,985
Lease liabilities	2,048	2,028
Cash and cash equivalents	(553)	(463)
Restricted cash and cash equivalents [4]	(12,837)	(12,837)

Adjusted net debt [2,5]	23,006	22,062
Divided by: trailing 12-month adjusted EBITDA	6,505	6,393

Debt leverage ratio [5]	3.5	3.5

Adjusted net debt	23,006	22,062
Add (deduct):
Shaw senior note financing	(13,791)	(13,799)
Restricted cash and cash equivalents	12,837	12,837
Net debt derivative liabilities related to Shaw senior note financing	(276)	(267)
Transaction costs paid related to Shaw senior note financing	(975)	(707)
Interest income on restricted cash and cash equivalents	381	235
Interest paid on Shaw senior note financing	(496)	(301)

Adjusted net debt excluding Shaw financing [5]	20,686	20,060
Divided by: trailing 12-month adjusted EBITDA	6,505	6,393

Debt leverage ratio excluding Shaw financing [5]	3.2	3.1
1    Includes current and long-term portion of long-term debt before deferred transaction costs and discounts.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
3    For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
4    For the purposes of calculating adjusted net debt, we have deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Shaw Transaction or, if the Shaw Transaction was not consummated, were to have been used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Shaw Transaction or the redemption of the senior notes.
5    Adjusted net debt and debt leverage ratio are capital management measures. Debt leverage ratio excluding Shaw financing is a non-GAAP ratio. Adjusted net debt excluding Shaw financing is a non-GAAP financial measure and is a component of debt leverage ratio excluding Shaw financing. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

We use adjusted net debt excluding Shaw financing and debt leverage ratio excluding Shaw financing to analyze our debt and cash balances when excluding the effect of the Shaw senior note financing, as those senior notes were issued for the specific purpose of funding the Shaw Transaction, which had not yet closed as at March 31, 2023. To calculate adjusted net debt excluding Shaw financing, we further adjust adjusted net debt to exclude the balances of the Shaw senior note financing, our restricted cash and cash equivalents balance, and the net debt derivative liabilities relating to the US dollar-denominated Shaw senior note financing, as well as the cumulative transaction costs we have paid to date on the Shaw senior note financing, the cumulative interest income we have earned on the restricted cash and cash equivalents balance, and the cumulative interest we have paid on the Shaw senior note financing.

Rogers Communications Inc.	22	First Quarter 2023

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at March 31, 2023.

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB+ CreditWatch Negative	Baa1 under review	BBB+ Rating Watch Negative	BBB (high), Under Review with Negative Implications
Senior unsecured debt	BBB+ CreditWatch Negative	Baa1 under review	BBB+ Rating Watch Negative	BBB (high), Under Review with Negative Implications
Subordinated debt	BBB- CreditWatch Negative	Baa3 under review	BBB- Rating Watch Negative	N/A [1]
US commercial paper	A-2 CreditWatch Negative	P-2 under review	N/A [1]	N/A [1]
1    We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations or from DBRS Morningstar for our subordinated debt.

As a result of our agreement to acquire Shaw and the related commitments in connection with the Shaw Transaction, each of these rating agencies had put our credit rating under review. Upon closing the Shaw Transaction, each of these rating agencies completed their reviews and issued new ratings, such that our credit ratings as at April 25, 2023, are as follows:

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB- (outlook negative)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Senior unsecured debt	BBB- (outlook negative)	Baa3 (stable)	BBB- (stable)	BBB (low) (stable)
Subordinated debt	BB (outlook negative)	Ba2 (stable)	BB (stable)	N/A [1]
US commercial paper	A-3	P-3	N/A [1]	N/A [1]
1    We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations or from DBRS Morningstar for our subordinated debt.

Outstanding common shares

	As at March 31	As at December 31
	2023	2022

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,152,011
Class B Non-Voting Shares	393,773,306	393,773,306

Total common shares	504,925,317	504,925,317

Options to purchase Class B Non-Voting Shares
Outstanding options	11,268,107	9,860,208
Outstanding options exercisable	4,732,300	3,440,894
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

On April 3, 2023, we issued 23.6 million Class B Non-Voting Shares as partial consideration for the Shaw Transaction. As at April 14, 2023, 111,152,011 Class A Shares, and 417,414,747 Class B Non-Voting Shares were outstanding.

Rogers Communications Inc.	23	First Quarter 2023

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2022 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 86.8% of our outstanding debt, including short-term borrowings, as at March 31, 2023 (December 31, 2022 - 91.2%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three months ended March 31, 2023 and 2022.

		Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	958	1.350	1,293	—	—	—
Debt derivatives settled	273	1.341	366	400	1.268	507
Net cash (paid) received on settlement			(5)			9

US commercial paper program
Debt derivatives entered	1,174	1.362	1,599	2,075	1.263	2,620
Debt derivatives settled	651	1.352	880	2,063	1.264	2,608
Net cash (paid) received on settlement			(2)			1

As at March 31, 2023, we had US$685 million and US$681 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2022 - nil and US$158 million), respectively.

Senior and subordinated notes
We did not enter into any debt derivatives related to senior notes issued during the three months ended March 31, 2023. Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three months ended March 31, 2022.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.991%	1,283
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
2    The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	24	First Quarter 2023

In March 2023, we settled the derivatives associated with our US$1 billion senior notes due 2025, which were not designated as hedges for accounting purposes. We subsequently entered into new derivatives associated with our US$1 billion senior notes due 2025; these derivatives are designated as hedges for accounting purposes. We received net $60 million relating to these transactions.

As at March 31, 2023, we had US$15,600 million (December 31, 2022 - US$16,100 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives.

During the three months ended March 31, 2022, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	35	1.371	48	33	1.273	42
Debt derivatives settled	33	1.333	44	27	1.333	36

As at March 31, 2023, we had US$227 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2022 - US$225 million) with terms to maturity ranging from April 2023 to March 2026 (December 31, 2022 - January 2023 to December 2025) at an average rate of $1.313/US$ (December 31, 2022 - $1.306/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022, we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022, we terminated:
•US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
•$500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at March 31, 2023 and 2022, we had no interest rate derivatives outstanding.

See "Mark-to-market value" for more information about our interest rate derivatives.

Rogers Communications Inc.	25	First Quarter 2023

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	210	1.329	279	378	1.249	472
Expenditure derivatives settled	225	1.244	280	225	1.293	291

As at March 31, 2023, we had US$945 million notional amount of expenditure derivatives outstanding (December 31, 2022 - US$960 million) with terms to maturity ranging from April 2023 to December 2024 (December 31, 2022 - January 2023 to December 2023) at an average rate of $1.268/US$ (December 31, 2022 - $1.250/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2023, we had equity derivatives outstanding for 5.5 million (December 31, 2022 - 5.5 million) Class B Non-Voting Shares with a weighted average price of $53.65 (December 31, 2022 - $53.65).

During the three months ended March 31, 2023, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2024 (from April 2023).

See "Mark-to-market value" for more information about our equity derivatives.

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts during the three months ended March 31, 2023 and 2022.

	Three months ended March 31, 2023			Three months ended March 31, 2022
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			(5)			9
US commercial paper program			(2)			1
Senior and subordinated notes			234			(75)
Forward starting cross-currency swaps			—			43
Interest rate derivatives (Cdn$)			—			113
Interest rate derivatives (US$)	—	—	—	(129)	1.279	(165)

Net proceeds (payments) on settlement of debt derivatives and forward contracts			227			(74)

Rogers Communications Inc.	26	First Quarter 2023

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at March 31, 2023
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	9,665	1.2203	11,794	1,245
As liabilities	6,162	1.2914	7,958	(351)
Debt derivatives not accounted for as hedges:
As assets	685	1.3459	922	5
As liabilities	681	1.3670	931	(9)
Net mark-to-market debt derivative asset				890
Expenditure derivatives accounted for as cash flow hedges:
As assets	825	1.2565	1,037	74
As liabilities	120	1.3474	162	—
Net mark-to-market expenditure derivative asset				74
Equity derivatives not accounted for as hedges:
As assets	—	—	295	50
Net mark-to-market equity derivative asset				50

Net mark-to-market asset				1,014

	As at December 31, 2022
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	7,834	1.1718	9,180	1,330
As liabilities	7,491	1.3000	9,738	(414)
Short-term debt derivatives not accounted for as hedges:
As assets	1,173	1.2930	1,517	72
Net mark-to-market debt derivative asset				988
Expenditure derivatives accounted for as cash flow hedges:
As assets	960	1.2500	1,200	94
Net mark-to-market expenditure derivative asset				94
Equity derivatives not accounted for as hedges:
As assets	—	—	295	54
Net mark-to-market expenditure derivative asset				54

Net mark-to-market asset				1,136

Commitments and Contractual Obligations

See our 2022 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements as at December 31, 2022. These are also discussed in notes 17, 21, and 28 of our 2022 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, as at March 31, 2023, there had been no other material changes to our material contractual obligations, as identified in our 2022 Annual MD&A, since December 31, 2022.

Rogers Communications Inc.	27	First Quarter 2023

Regulatory Developments

See our 2022 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 9, 2023. The following are the significant regulatory developments since that date.

ISED Canada review of the Shaw Transaction
On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Freedom Transaction closed on April 3, 2023.

As part of the regulatory approval process, we have agreed to certain legally enforceable undertakings with ISED Canada, including:
•$1 billion of investments over five years to connect rural, remote, and Indigenous communities across Western Canada and to close critical connectivity gaps faster for underserved areas, including to make broadband Internet services available where broadband Internet at a minimum 50 megabit per second (Mbps) download speeds and 10 Mbps upload speeds is not currently available and to make 5G wireless service available where mobile service using long-term evolution (LTE) is not available;
•$2.5 billion of investments over five years to enhance and expand 5G coverage across Western Canada and $3 billion over five years related to additional network, services, and technology investments, including the expansion of our Cable network;
•expanding Connected for Success, our low-cost, high-speed Internet program, to low-income Canadians across Western Canada and implementing a new Connected for Success wireless program for low-income Canadians across Canada, such that Connected for Success will be available to more than 2.5 million eligible Canadians within five years;
•maintaining a strong presence in Western Canada, including creating 3,000 new jobs within five years (and maintaining those jobs until the tenth anniversary of closing) and maintaining a Western Canada headquarters in Calgary for at least ten years; and
•continuing to offer wireless plans to Shaw Mobile customers as at the closing date with the same terms and conditions (including eligibility) as the Shaw Mobile plans that were available as at the closing date for five years.

We will report on our progress towards each of these undertakings every year until such commitments have been met or for up to ten years after the closing date of the Shaw Transaction, whichever is earlier, including through a report that will be posted publicly on our website. If any material element of any of the above commitments is not met, we could be liable to pay ISED $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date of the Shaw Transaction.

CRTC Review of Wholesale Wireline Telecommunications Services
On March 8, 2023, the Canadian Radio-television and Telecommunications Commission (CRTC) released Telecom Notice of Consultation (CRTC 2023-56) to provide notice of a public hearing to be held for its review of the existing framework for wholesale high-speed access (HSA) services in light of changing market conditions, the significant challenges in implementing the framework, and the importance to Canadians of having access to greater choice and more affordable services. The CRTC has requested comments on several issues, including the preliminary views that (i) the provision of aggregated wholesale HSA services should be mandated; (ii) access to FTTH facilities should be provided over these services; and (iii) the provision of FTTH facilities over aggregated wholesale HSA services should be mandated on a temporary and expedited basis until the CRTC reaches a decision as to whether such access is to be provided indefinitely.

Government of Canada Budget 2023
The 2023 Federal Budget, published in March 2023, includes a plan to address specific fees (including unexpected, hidden, and additional fees) to continue to ensure businesses are transparent with prices and to make life more affordable for Canadians. This plan could include roaming fees charged by telecommunications companies, amongst other fees charged in other industries.

Rogers Communications Inc.	28	First Quarter 2023

Updates to Risks and Uncertainties

See our 2022 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 9, 2023, which should be reviewed in conjunction with this MD&A. The following updates and supplements those risks and uncertainties.

Shaw Transaction
As a result of the Shaw Transaction, we are subject to a number of additional risks, many of which are outside the control of Rogers. Certain of these risks are disclosed in our 2022 Annual MD&A. Updates and additions to these risks are described below.

We may fail to realize the expected synergies and other benefits of the Shaw Transaction
Achieving the anticipated benefits of the Shaw Transaction depends on our ability to consolidate and integrate Shaw's businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the combined company's current operations. Even if we successfully integrate Shaw's businesses, the anticipated benefits of the Shaw Transaction may not be fully realized or they could take longer to realize than expected.

The integration process may result in the loss of key personnel, the termination or alteration of existing material contracts or relationships, the disruption of ongoing businesses, or inconsistencies in standards, controls, procedures, and policies. There could be potential unknown liabilities and unforeseen expenses associated with the Shaw Transaction that were not discovered while performing due diligence. Coordinating certain aspects of the operations and personnel of Rogers with Shaw will involve complex operational, technological, and personnel-related challenges. In addition to the day-to-day operations of Rogers, management will need to focus on the integration of the Shaw business.

Videotron Ltd.
On October 29, 2021, Videotron launched a lawsuit against Rogers in the Quebec Superior Court, in connection with an agreement entered into by the parties in 2013 for the development and operation of a joint LTE network in the province of Quebec. The lawsuit involved allegations by Videotron that Rogers breached its contractual obligations by developing its own network in the territory and sought damages of $850 million. On April 3, 2023, Rogers and Videotron settled the lawsuit; Rogers remains committed to serving our customers through continued investment in the joint network.

Technology
Satellite
The acquired Shaw business utilizes three satellites (Anik F2, Anik F3, and Anik G1) owned by Telesat to provide satellite services to customers. Telesat has publicly disclosed anomalies with two of four thrusters used for station-keeping on Anik F2. Telesat predicts that customers in remote geographies may experience periodic service interruptions as soon as June 2023 and the overall survivability estimations have been reduced.

To ensure continuity of service, workarounds have been implemented by both Telesat and Shaw. To further mitigate risk, Shaw has accelerated its set-top box deployment plan to transition impacted services away from Anik F2 to Anik G1. Such workarounds and risk mitigation strategies may not be able to fully mitigate present and future anomalies or failure of the satellite.

These operational anomalies, and any future anomalies or failure of any satellite, could negatively affect customer service and customer relationships and may have a material adverse effect on our reputation, operations, and/or financial results.

We do not maintain any insurance coverage for the transponders on Anik F2, Anik F3, and Anik G1, including business interruption insurance, that would cover damage related to the loss of use of one or more of the transponders on the satellites.

The provision of Internet connectivity in rural areas by new entrants leveraging low Earth orbit satellite technology, or expanded broadband and/or wireless infrastructure from legacy providers, could also result in declining subscriber trends among Satellite customers.

Rogers Communications Inc.	29	First Quarter 2023

Material Accounting Policies and Estimates

See our 2022 Annual MD&A and our 2022 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2023
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2023. The adoption of these standards have not had a material impact on our financial results.
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information.
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates".
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2024).
•Amendments to IFRS 16, Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for sellers-lessees. (January 1, 2024).
•Amendments to IAS 1, Presentation of Financial Statements - Non-current Liabilities with Covenants, modifying the 2020 amendments to IAS 1 to further clarify the classification, presentation, and disclosure requirements in the standard for non-current liabilities with covenants. (January 1, 2024).

We are assessing the impacts, if any, the amendments to existing standards will have on our consolidated financial statements, but we currently do not expect any material impacts.

Transactions with related parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three months ended March 31, 2023 and 2022.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three months ended March 31, 2023 and 2022.

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2022 Annual MD&A.

Rogers Communications Inc.	30	First Quarter 2023

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2022 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	31	First Quarter 2023

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful	How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net income
add (deduct)
		restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.	Net income
Free cash flow excluding Shaw financing	●
To show how much cash we generate from our operations that is available to repay debt and reinvest in our company excluding the effect of the Shaw senior note financing, as it was issued for a specific purpose and does not contribute to our core business operations.
Cash provided by operating activities
add (deduct)
		(capital expenditures); (interest on borrowings, net and capitalized interest); interest paid; restructuring, acquisition, and other; (program rights amortization); change in net operating assets and liabilities; interest on Shaw senior note financing; and (interest earned on restricted cash and cash equivalents).	Cash provided by operating activities
Adjusted net debt excluding Shaw financing	●	We believe this helps investors and analysts analyze the components of our debt and cash balances while taking into account the impact of debt derivatives on our US dollar-denominated debt, excluding the cumulative effect of the Shaw senior note financing as it was issued for the specific purpose of funding the Shaw Transaction, which had not yet closed as at March 31, 2023.	Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities associated with issued debt; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); short-term borrowings; and (restricted cash and cash equivalents);
add (deduct)
		(Shaw senior note financing); restricted cash and cash equivalents; net debt derivative assets (liabilities) related to Shaw senior note financing; (deferred transaction costs paid related to Shaw senior note financing); interest income on restricted cash and cash equivalents; and (interest paid on Shaw senior note financing).	Long-term debt

Non-GAAP ratios
Specified financial measure	How it is useful		How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income
divided by
basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.
Debt leverage ratio excluding Shaw financing	●	We believe this helps investors and analysts analyze our ability to service our debt obligations, excluding the effect of specific Shaw senior note financing as it was issued for a specific purpose and, prior to closing the Shaw Transaction, did not reflect our ability to service our core business debt obligations.	Adjusted net debt excluding Shaw financing (defined above) divided by 12-month trailing adjusted EBITDA.

Rogers Communications Inc.	32	First Quarter 2023

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2023	2022

Net income	511	392
Add:
Income tax expense	185	153
Finance costs	296	258
Depreciation and amortization	631	646
EBITDA	1,623	1,449
Add (deduct):
Other income	(27)	(6)
Restructuring, acquisition and other	55	96

Adjusted EBITDA	1,651	1,539

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2023	2022

Net income	511	392
Add (deduct):
Restructuring, acquisition and other	55	96
Income tax impact of above items	(13)	(26)

Adjusted net income	553	462

Rogers Communications Inc.	33	First Quarter 2023

Reconciliation of free cash flow and free cash flow excluding Shaw financing

	Three months ended March 31
(In millions of dollars)	2023	2022

Cash provided by operating activities	453	813
Add (deduct):
Capital expenditures	(892)	(649)
Interest on borrowings, net and capitalized interest	(239)	(235)
Interest paid, net	323	214
Restructuring, acquisition and other	55	96
Program rights amortization	(18)	(20)
Change in net operating assets and liabilities	704	321
Other adjustments [1]	(16)	(25)

Free cash flow	370	515
Add (deduct):
Interest on Shaw senior note financing	139	31
Interest earned on restricted cash and cash equivalents	(146)	(3)

Free cash flow excluding Shaw financing	363	543
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Rogers Communications Inc.	34	First Quarter 2023

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2023	2022					2021
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1		Q4	Q3	Q2
Revenue
Wireless	2,346	2,578	2,267	2,212	2,140		2,415	2,215	2,064
Cable	1,017	1,019	975	1,041	1,036		1,023	1,016	1,013
Media	505	606	530	659	482		516	473	546
Corporate items and intercompany eliminations	(33)	(37)	(29)	(44)	(39)		(35)	(38)	(41)
Total revenue	3,835	4,166	3,743	3,868	3,619		3,919	3,666	3,582
Total service revenue [1]	3,314	3,436	3,230	3,443	3,196		3,232	3,149	3,131

Adjusted EBITDA
Wireless	1,179	1,173	1,093	1,118	1,085		1,086	1,107	1,008
Cable	557	522	465	520	551		518	516	492
Media	(38)	57	76	2	(66)		(26)	33	(75)
Corporate items and intercompany eliminations	(47)	(73)	(51)	(48)	(31)		(56)	(56)	(51)
Adjusted EBITDA	1,651	1,679	1,583	1,592	1,539	—	1,522	1,600	1,374
Deduct (add):
Depreciation and amortization	631	648	644	638	646		658	642	647
Restructuring, acquisition and other	55	58	85	71	96		101	63	115
Finance costs	296	287	331	357	258		218	207	206
Other (income) expense	(27)	(10)	19	(18)	(6)		(12)	20	(7)
Net income before income tax expense	696	696	504	544	545		557	668	413
Income tax expense	185	188	133	135	153		152	178	111
Net income	511	508	371	409	392		405	490	302

Earnings per share:
Basic	$1.01	$1.01	$0.73	$0.81	$0.78		$0.80	$0.97	$0.60
Diluted	$1.00	$1.00	$0.71	$0.76	$0.77		$0.80	$0.94	$0.60

Net income	511	508	371	409	392		405	490	302
Add (deduct):
Restructuring, acquisition and other	55	58	85	71	96		101	63	115
Income tax impact of above items	(13)	(12)	(20)	(17)	(26)		(20)	(17)	(30)
Adjusted net income	553	554	436	463	462		486	536	387

Adjusted earnings per share:
Basic	$1.10	$1.10	$0.86	$0.92	$0.91		$0.96	$1.06	$0.77
Diluted	$1.09	$1.09	$0.84	$0.86	$0.91		$0.96	$1.03	$0.76

Capital expenditures	892	776	872	778	649		846	739	719
Cash provided by operating activities	453	1,145	1,216	1,319	813		1,147	1,319	1,016
Free cash flow	370	635	279	344	515		468	507	302
Free cash flow excluding Shaw financing	363	644	347	451	543		468	507	302
1    As defined. See "Key Performance Indicators".

Rogers Communications Inc.	35	First Quarter 2023

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our $5.1 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended March 31	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Selected Statements of Income data measure:
Revenue	—	—	3,347	3,159	532	507	(44)	(47)	3,835	3,619
Net income (loss)	511	392	421	429	19	(5)	(440)	(424)	511	392

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Mar. 31 2023	Dec. 31 2022	Mar. 31 2023	Dec. 31 2022	Mar. 31 2023	Dec. 31 2022	Mar. 31 2023	Dec. 31 2022	Mar. 31 2023	Dec. 31 2022
Selected Statements of Financial Position data measure:
Current assets	50,606	47,197	36,837	33,845	10,169	9,991	(78,241)	(71,750)	19,371	19,283
Non-current assets	34,899	34,499	30,485	30,135	3,936	3,853	(32,562)	(32,115)	36,758	36,372
Current liabilities	40,820	36,902	40,011	37,051	9,183	8,972	(79,867)	(73,376)	10,147	9,549
Non-current liabilities	31,519	31,890	5,263	5,302	212	188	(1,364)	(1,366)	35,630	36,014
1For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	36	First Quarter 2023

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•the benefits expected to result from the Shaw Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2023 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were originally provided on February 2, 2023 and subsequently updated on March 31, 2023.

Key assumptions underlying our full-year 2023 guidance
Our 2023 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2023:
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2022;
•the combined entity of Rogers and Shaw continues to invest in similar amounts to pre-Shaw Transaction levels to deliver better services to more Canadians;
•anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction are realized;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2023 compared to 2022;
•overall wireless market penetration in Canada grows in 2023 at a similar rate as in 2022;
•continued subscriber growth in Internet at or above previous performance;
•declining Television subscribers, including the impact of customers migrating to Ignite TV from our legacy product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports and relative stability in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur;
•with respect to capital expenditures:
•we continue to invest to ensure we have competitive wireless and cable networks through (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and
•we continue to make expenditures related to our Home roadmap in 2023 and we make progress on our service footprint expansion projects;
•a substantial portion of our 2023 US dollar-denominated expenditures is hedged at an average exchange rate of $1.25/US$;

Rogers Communications Inc.	37	First Quarter 2023

•key interest rates remain relatively stable throughout 2023; and
•we retain our investment-grade credit ratings.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;

•risks related to the Shaw Transaction or Freedom Transaction, including the possibility:
•we may not be able to achieve the anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction within the expected timeframes or at all;
•the integration of the businesses and operations of Rogers and Shaw may be more difficult, time-consuming, or costly than expected; and
•that operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, or suppliers) may be greater than expected;
•new interpretations and new accounting standards from accounting standards bodies; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2022 Annual MD&A and "Updates to Risks and Uncertainties" in this MD&A.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the

Rogers Communications Inc.	38	First Quarter 2023

sections in our 2022 Annual MD&A entitled "Regulation in our Industry" and "Environmental, Social, and Governance (ESG)", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	39	First Quarter 2023